 Exhibit 99.1

CIBC Announces Election of Mary Lou Maher to CIBC's Board of Directors

TORONTO, April 8, 2021 /CNW/ - Katharine B. Stevenson, Chair of the Board CIBC (TSX: CM) (NYSE: CM), is pleased to announce that today Mary Lou Maher was elected by shareholders as a new member of CIBC's Board of Directors. Ms. Maher brings over 35 years of experience in finance, risk management, risk governance and human resources management.

Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to February 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher has held various executive and governance roles at KPMG, including Chief Financial Officer and Chief Human Resources Officer.

Ms. Maher created KPMG Canada's first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion.

She is a member of the World Economic Forum focused on Human Rights - the business perspective, the Alzheimer's Society of Toronto, and has served on other not-for-profit boards including as Chair of Women's College Hospital and member of the CPA Ontario Council.

Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA.

About CIBC
CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

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%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications, Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 14:37e 08-APR-21